August 16, 2019

VIA EDGAR

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Chicken Soup for the Soul Entertainment Inc.
Registration Statement on Form S-1
File No. 333-232523

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Chicken Soup for the Soul Entertainment, Inc., a Delaware corporation (the “Company”), that the effective time and date of the Company’s Registration Statement on Form S-1 (File No. 333-232523) be accelerated to 4:30 p.m., Eastern Daylight Time, on Monday, August 19, 2019 or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 250 copies of the preliminary prospectus dated August 14, 2019, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

THE BENCHMARK COMPANY, LLC

By:	/s/ John J. Borer III
Name: John J. Borer II
Title: Senior Managing Director

HCFP/CAPITAL MARKETS LLC

By:	/s/ Robert J. Gibson
Name: Robert J. Gibson
Title: Managing Director